PGIM Rock ETF Trust

655 Broad Street

Newark, New Jersey 07102

November 14, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Tim Worthington

Re: PGIM Rock ETF Trust - Responses to Comments on Initial Registration Statement Filing on Form N-1A

Securities Act Registration No. 333-274664

Investment Company Act No. 811-23901

Dear Mr. Worthington:

We filed through EDGAR on September 22, 2023, on behalf of the funds listed in Schedule A hereto (each, a "Fund"; collectively, the "Funds"), each a new series of PGIM Rock ETF Trust (the "Trust" or the "Registrant"), the Trust's initial Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement").

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") conveyed by letter to Debra Rubano on October 23, 2023. For your convenience, a summary of the Staff's comments is included herein, and each Fund's responses are keyed accordingly, as set forth below. Capitalized terms not otherwise defined herein have the meanings given them in the Registration Statement. Page numbers referenced herein are to those set forth in the Registration Statement.

Any changes made in response to the Staff's comments, along with any other non-material changes, will be reflected in the next amendment to the Trust's Registration Statement.

General

1.Comment: We note that portions of the Registration Statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the Registration Statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Registrant has further updated its disclosure, including seed financial statements. We acknowledge the Staff may have additional comments.

2.Comment: Please apply staff comments made with regard to the PGIM US-Large Cap Buffer 12 ETF to all ETFs (as applicable).

Response: The Registrant has applied all applicable comments with regard to the PGIM US- Large Cap Buffer 12 ETF to all ETFs (as applicable).

3.Comment: Please include cover page disclosure that details the unique risks associated with defined outcome funds that can result from an investor not holding a Fund investment for the entire Target Outcome Period. In this regard, please include bulleted risk disclosure regarding:

•The outcomes (e.g., Cap, Buffer, Underlying ETF, and Target Outcome Period).

•That the specified outcomes may not be achieved, and investors may lose some or all of their money.

•That each of the Funds only provides the specified outcome if an investor buys on the first day of the Target Outcome Period and holds the Fund until the end of the Target Outcome Period.

•If investors buy or sell on a date other than the start or end date of the Target Outcome Period, their returns will be different and they may incur losses that are greater than the buffer. Please explain how an investor may obtain the current return profile for the Fund through the end of the Target Outcome Period.

•That the Cap will likely change each year on the reset date.

Response: The Registrant has updated its disclosure accordingly.

4.Comment: Please supplementally confirm there are no material differences between the ETFs other than the Target Outcome Periods and the buffer and cap levels.

Response: The Registrant confirms that there are no material differences between the ETFs other than the Target Outcome Periods and the buffer and cap levels.

5.Comment: Please consider including graphical representations demonstrating various hypothetical target outcomes for investors who hold Shares for the entirety of the Target Outcome Period.

Response: The Registrant has updated its disclosure accordingly.

6.Comment: Throughout the Registration Statement, in various locations, the Fund describes its buffered strategy. Please revise such discussions to clarify that the strategy provides only limited downside protection.

Response: The Registrant has updated its disclosure accordingly.

7.Comment: Please supplementally confirm the Fund's broad-based index.

Response: Each ETF intends to compare its performance to the S&P 500 Price Return Index as its primary broad-based securities index.

Prospectus for PGIM US-Large Cap Buffer 12 ETF – Principal Investment Strategies, Pages 7-9

8.Comment: Within the first paragraph, the Fund discloses that "The term 'investable assets' refers to the Fund's net assets plus any borrowings for investment purposes. The Fund's investable assets will be less than its total assets to the extent that it has borrowed money for non-investment purposes, such as to meet anticipated redemptions." As this is a technical explanation, please move the discussion to the statutory prospectus.

Response: The Registrant has deleted the referenced disclosure.

9.Comment: Within the second paragraph, the Fund discloses that, "The Underlying ETF is an exchange-traded unit investment trust that invests in as many of the stocks in the S&P500® Index as is practicable [emphasis added]"" Please explain in your response the scope of the limitation and whether there are any current issuers within the S&P500 index which the Underlying ETF could not practicably invest in.

Response: The referenced disclosure describes the strategy of the Underlying ETF. This disclosure appears in the prospectus of the Underlying ETF, with which the Registrant is not affiliated. The Registrant cannot make any representations regarding the scope of the limitations of the Underlying ETF's investment program.

10.Comment: Within the second paragraph, the Fund discloses that PDR will serve as the Fund's Underlying ETF's sponsor. If PDR is an affiliate of the Fund, please add disclosure to this effect as well as appropriate conflicts of interest disclosures.

Response: The Registrant has added disclosure stating that PDR Services, LLC is not an affiliate of the Fund(s).

11.Comment: Within the fourth paragraph, the Fund writes that "The Fund seeks to produce a range of potential returns ("target outcome") based upon the performance of the Underlying ETF." Please include the word "targeted" in between the phrase "to produce a." and the word "range." As written, the sentence could be interpreted that the fund is seeking to produce a multitude of outcomes.

Response: The Registrant has updated its disclosure accordingly.

12.Comment: Within the fourth paragraph, the Fund writes that "The Fund seeks to produce a range of potential returns (a 'target outcome') based upon the performance [emphasis added] of the Underlying ETF." Please clarify if this performance is based on the underlying ETF's NAV or it's market price.

Response: The disclosure has been revised to clarify that the Fund seeks returns based upon the Underlying ETF's market price.

13.Comment: Throughout the Registration Statement, but especially within the fourth paragraph, the Fund makes various references to the performance of the underlying ETF. In some instances, the Fund refers to the "price performance" of the underlying ETF, while in other instances it refers to the "price return." For the purposes of clarity, please use consistent terminology throughout the document to refer to the performance of the underlying ETF.

Response: The Registrant has updated its disclosure accordingly.

14.Comment: Within the fifth paragraph, the Fund discloses that "The returns sought by the Fund " are based on the price performance of the Underlying ETF over an approximate [emphasis added] one-year period." Please supplementally explain the use of the qualifier "approximate," when describing the one-year Target Outcome Periods.

Response: While the fund seeks to achieve the target outcome over a one-year Target Outcome Period, holidays, market closures or market events may lead to some differences to the exact rebalance date to the extent these days fall on the beginning or end date of a Target Outcome Period. Such delays or differences in the exact rebalance date will be noted on a Fund's website and in a supplement to a Fund's prospectus, to the extent applicable.

15.Comment: The Fund begins the fifth paragraph by disclosing that "To achieve the target outcomes sought by the Fund for a Target Outcome Period, an investor must hold Fund shares for that entire Target Outcome Period." Please also disclose in the same paragraph that:

•Since the FLEX Options are exercisable only on the final day of the Target Outcome Period, a shareholder that sells Shares prior to the end of the Target Outcome Period may also experience investment outcomes very different from those sought by the Fund.

•To achieve the outcomes sought by the Fund for the Target Outcome Period, an investor must be holding shares at the time that the Fund enters into the FLEX Options and on the day those FLEX Options expire.

Response: The Registrant has updated its disclosure accordingly.

16.Comment: Within the seventh paragraph, the Fund discusses anticipated caps for Subsequent Target Outcome Periods. Please supplementally confirm that the Fund will notify investors of the cap for any Subsequent Target Outcome Period, both on a gross and net of fees basis.

Response: The Registrant confirms that the Fund(s) will notify investors of the cap for any Subsequent Target Outcome Period, both on a gross and net of fees basis.

Buffer and Cap, Pages 9-10

17.Comment: Throughout the section, the Fund refers to a 12% buffer. For each reference to a percent buffer, please also clarify that it is before fees and expenses.

Response: The Registrant has updated its disclosure accordingly.

18.Comment: Within the second paragraph, the Fund discloses that the "investor's potential gain will be larger than the Fund's cap for the Target Outcome Period because the investor may experience the full gain if the Fund recovers the value it has lost from the first day of the Target Outcome Period through the date the investor purchased its Fund shares plus any additional gains between the Initial Fund Value and the cap." Please qualify the statement to clarify that there is no guarantee such gains will in fact be realized by the Fund. Please also revise the statement that potential gains "will" be larger to "could be larger."

Response: The Registrant has updated its disclosure accordingly.

19.Comment: Within the second paragraph, the Fund discusses various returns of the fund based on outcomes of the underlying ETF. Please consider including numerical examples.

Response: The Registrant has updated its disclosure to include hypothetical examples of returns the Fund would experience based on example returns of the Underlying ETF and the indicated cap.

20.Comment: Within the second paragraph, the Fund discloses that "While the Fund seeks to limit losses to the extent of the buffer for shareholders who hold Fund shares for an entire Target Outcome Period, there is no guarantee it will successfully do so." Please disclose this sentence in bold font.

Response: The Registrant has updated its disclosure accordingly.

21.Comment: Within the third paragraph, the Fund discloses that "In the event the Underlying ETF experiences gains over a Target Outcome Period, the Fund seeks to provide investment returns that match the percentage increase of the Underlying ETF before fees and expenses, but any percentage gains over the amount of the cap will not be experienced by the Fund." For purposes of clarity, please consider rephrasing this statement and the two subsequent statements to clearly and succinctly disclose that "if the Underlying ETF's share price experiences returns for the Target Outcome Period in excess of the Cap, Fund shareholders will not participate in such excess returns." Furthermore, please use bold font for this disclosure.

Response: The Registrant has updated its disclosure accordingly.

22.Comment: Within the third paragraph, the Fund discloses that "The defined cap applicable to a Target Outcome Period will vary based on prevailing market conditions at the time that the cap asset, including interest rate levels, Underlying ETF volatility, and the relationship of puts and calls on the underlying [emphasis added] FLEX Options." Please delete the word "underlying" as the Flex Options are direct investments by the Fund.

Response: The Registrant has updated its disclosure accordingly.

23.Comment: Within the fourth paragraph, the Fund discloses that "In periods of extreme market volatility, the Fund's return may be subject to an upside limit significantly below the cap and downside protection significantly lower than the buffer." Either within this section, or where applicable in the risk disclosure section, please explain how extreme market volatility will result in an upside limit below the cap and downside protection that is lower than the buffer and/or clarify the statement as needed. We may have additional comments.

Response: The Registrant has revised the disclosure to clarify that in periods of extreme market volatility, the inability to trade or exercise the FLEX Options may result in the Fund's buffer and cap not functioning as intended.

24.Comment: Within the fifth paragraph, the Fund discusses the ETF's website. Please confirm that the Fund will disclose the following information:

•The Target Outcome Period start date, end date, as well as the cap and buffer.

•A presentation of the Fund's performance during the current Target Outcome Period compared to the Buffer and Cap.

•Information for investors purchasing shares of the Fund after the Target Outcome Period that discloses the expected outcome from the purchase date until the end of the Target Outcome Period.

Response: Registrant confirms that the website will disclose such information.

25.Comment: Within the fifth paragraph, the Fund discloses "In periods of extreme market volatility, the Fund's return may be subject to an upside limit significantly below the cap and downside protection significantly lower than the buffer." Please clarify the meaning of this sentence. Does this mean that during periods of extreme volatility the buffer and cap may be lower than disclosed elsewhere in the Registration Statement? The staff may have additional comments depending on the response.

Response: The Registrant has revised the disclosure to clarify that in periods of extreme market volatility, the inability to trade or exercise the FLEX Options may result in the Fund's buffer and cap not functioning as intended.

Flex Options, Page 11

26.Comment: Please move this section to be place before the "Buffer and Cap" section, which presently begins on page 9.

Response: The Registrant has updated its disclosure accordingly.

27.Comment: The last paragraph discloses that "the Fund enters into derivatives transactions, including FLEX Options, pursuant to Rule 18f-4 under the 1940 Act. Rule 18f-4 requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund's level of exposure to derivative instruments." Given the technical nature of the disclosure, please move this disclosure to the statutory prospectus.

Response: The Registrant respectfully declines to make this change given that there would not be an appropriate place to put this information in the statutory prospectus in context of the disclosure of each section.

The Underlying ETF

28.Comment: The disclosure in this section is largely repetitive of disclosure in previous sections. Please consolidate this section with other sections of the principal strategy disclosure.

Response: The Registrant has updated its disclosure accordingly.

Subsequent Target Outcome Periods, Page 12

29.Comment: Given the technical nature of the disclosure, please move the section into the statutory prospectus. We note a summary of notice regarding subsequent target outcomes is included earlier in the document.

Response: The Registrant has updated its disclosure accordingly.

Principal Risks, Pages 12-18

30.Comment: Please present principal risks in order of importance, with the most significant risks appearing first. After the most prominent risks have been disclosed, the Fund may than present the remaining risks in alphabetical order.

Response: We respectfully decline to make this change. The sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the

Fund's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

31.Comment: On page 13, the Fund discloses risks associated with the use of derivatives. Please note that disclosure for any principal investment related to derivatives should be tailored specifically to how a Fund expects to be managed. As such, please review the derivative risk disclosure and tailor to the strategy of the Fund.

Response: The Registrant respectfully declines because all of the disclosure is applicable.

32.Comment: On Page 15, the Fund discloses the risks associated with the use of futures and forward contracts. To the extent this risk disclosure is applicable, please amend the strategy disclosure to explain the use of futures or forwards. Alternatively, please delete the disclosure.

Response: The referenced disclosure has been deleted.

33.Comment: Please revise the "Leverage Risk" section on page 16 to clarify which instruments are creating the leverage (i.e., Flex Options).

Response: The Registrant has updated its disclosure accordingly.

34.Comment: Within the fifth paragraph of the "Tax Risk" disclosure on page 17, the Fund states it "generally does not expect to recognize taxable gains on the in-kind distribution of appreciated portfolio securities to a redeeming shareholder, which may reduce the amount of taxable gains the Fund would otherwise be required to distribute. However, certain tax aspects of the Fund's in-kind distributions, including the treatment of certain options, are not clear." Please supplementally explain the relevance of this disclosure for the Fund given its investments or alternatively, delete.

Response: The Registrant respectfully declines to delete the disclosure because it addresses applicable tax risks. An ETF is generally able to avoid gain recognition on the in-kind distribution of appreciated assets. If an ETF instead sold these assets, it would recognize taxable gains which, in order to maintain its qualification as a RIC, it would need to distribute to shareholders, further reducing its assets. The Fund's investment strategy involves purchased and written FLEX Options, and the tax treatment of the in-kind distribution of these positions is not entirely clear. The remainder of this paragraph of the "Tax Risk" disclosure, as shown below, describes the possible tax consequences if the Fund were required to recognize gain on the in-kind distribution of these positions.

In addition, the Fund generally does not expect to recognize taxable gains on the in- kind distribution of appreciated portfolio securities to a redeeming shareholder, which may reduce the amount of taxable gains the Fund would otherwise be required to distribute. However, certain tax aspects of the Fund's in-kind distribution, including the treatment of certain options, are not clear. If the Fund were required to recognize gain on its in-kind distributions, the effect on the Fund would be similar to the Fund effecting a portion of its redemptions for cash. This generally would cause the Fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise have been required and would increase the amount required to be distributed by the Fund in order to maintain its qualification as a RIC.

35.Comment: Within the "Underlying ETF" risk on page 18, please disclose that the Fund's value may not directly correlate to the value of the Underlying ETF. This is because of fees and transaction expenses related to the FLEX Options, that the Flex Options are only exercisable on the expiration date, and the fluctuating value of the Flex Options will affect the Fund's value.

Response: The Registrant has updated its disclosure accordingly.

Statement of Additional Information

36.Comment: Please revise the discussion on page 18 of the SAI regarding fundamental policy (7), to clarify that the Funds will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund's compliance with its concentration policies.

Response: The Registrant acknowledges the SEC and its staff's guidance on the above- referenced issue and confirms that it would comply with such guidance with respect to private activity municipal debt securities issued by non-governmental issuers for purposes of a Fund's concentration policy. Given the investment program contemplated by the Funds, however, which will not involve investing in these types of securities, the Registrant respectfully declines to add disclosure at this time.

37.Comment: Within the "Acceptance of Creation Orders" subsection on Page 39, the Fund discloses that "The Trust and the Distributor reserve the absolute right [emphasis added] to reject or revoke acceptance of a creation order transmitted to it in respect of a Fund, for example, " (c) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing each Fund no longer to meet RIC status under the Code for federal tax purposes" [and] (e) the acceptance of the Portfolio Deposit would otherwise, in the discretion of each Fund, PGIM Investments and/or the subadvisers, have an adverse effect on each Fund or on the rights of each Fund's beneficial owners"" Please delete this disclosure. The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the proposal and adoption of rule 6c-11, the Commission stated its belief that "an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF's portfolio holdings are traded are closed for a limited period of time." See "Exchange-Traded Funds," Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that "[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF's approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11." See "Exchange-Traded Funds," Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission's position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant has revised the referenced disclosure as follows:

The Trust and the Distributor reserve the ~~absolute~~ right to reject or revoke acceptance of a creation order transmitted to it in respect of a Fund, for example, if

(a)the order is not in proper form; (b) the purchaser or group of related purchasers, upon obtaining the Creation Units of shares, would own 80% or more of the outstanding shares of each Fund; (c) ~~the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing each Fund no longer to meet RIC status under the Code for federal tax purposes; (d)~~ the acceptance of the Portfolio Deposit would, in the opinion of each Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

~~(e)the acceptance of the Portfolio Deposit would otherwise, in the discretion of each Fund, PGIM Investments and/or the subadvisers, have an adverse effect on each Fund or on the rights of each Fund's beneficial owners; or~~; or

~~(f)~~(d) there exist circumstances outside the control of each Fund that make it impossible to process purchases of Creation Units of shares for all practical purposes.

Agreement and Declaration of Trust of PGIM Rock ETF Trust

38.Comment: Within Section 9, pertaining to derivative suits, subsection (a) permits a shareholder to bring an action only if he or she makes a pre-suit demand upon the Board to bring the subject action and subsection (c) requires that, under certain circumstances, the Board be given a "reasonable amount of time" to consider and investigate a request for a derivative suit. Please disclose these provisions in an appropriate location in the prospectus.

Response: The Registrant has added the requested disclosure in the Section of the Statement of Additional Information entitled "Additional Information – Description of Shares and Organization" which it believes is a more appropriate location for this disclosure than the prospectus.

39.Comment: Within Section 9, pertaining to derivative suits, subsection (b) permits a shareholder or shareholders to bring an action only if collectively such shareholders account for at least 10% of the shares of the Trust join in the request. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has added the requested disclosure in the Section of the Statement of Additional Information entitled "Additional Information – Description of Shares and Organization" which it believes is a more appropriate location for this disclosure than the prospectus. The Registrant respectfully declines to amend its organizational documents.

40.Comment: Section 11, pertaining to Jurisdiction and Waiver of Jury Trial, provides that any proceeding brought by a Shareholder shall be brought exclusively in the Court of Chancery of the State of Delaware or Superior Court of the State of Delaware. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has added the requested disclosure in the Section of the Statement of Additional Information entitled "Additional Information – Description of Shares and Organization" which it believes is a more appropriate location for this disclosure than the prospectus. The Registrant respectfully declines to amend its organizational documents.

41.Comment: Section 11 waives a shareholder's right to a jury trial. Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.

Response: The Registrant has added the requested disclosure in the Section of the Statement of Additional Information entitled "Additional Information – Description of Shares and Organization" which it believes is a more appropriate location for this disclosure than the prospectus.

* * *

Sincerely yours,

/s/ Debra Rubano Debra Rubano

Vice President and Corporate Counsel